Exhibit 99.1

Constellium posts Annual Ordinary General Meeting Materials

Paris, May 24, 2022 – Constellium SE (NYSE: CSTM) (the “Company”) today announced that the notice and agenda and other documents for the Company’s Annual Ordinary General Meeting of Shareholders to be held on June 10, 2022, at 16:00 CET (10:00 AM EDT), are available on its website at www.constellium.com and will be available free of charge at the offices of the Company by contacting the Corporate Secretary at cstm.corporatesecretary@constellium.com.

About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €6.2 billion of revenue in 2021.

www.constellium.com